

February 23, 2011

Dr. Ely Steinberg
Chief Executive Officer
Conex MD, Inc.
33 Herzel St.
Ra'anana, Israel 43353

> **Re: Conex MD, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2011**
> **File No. 333-171892**

Dear Mr. Steinberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a development stage company and your only assets are cash. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply. If you believe Rule 419 does not apply, please tell us why you have not acted on your business plan since your private placement closed in July 1, 2010.

2. We note that the shares being registered for resale represent all of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

3. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Prospective Cover page

4. Please disclose the anticipated net proceeds to the selling stockholders pursuant to Item 503(b)(3).

Prospectus Summary, page 3

5. Revise your summary to discuss management's reasons for becoming a public company. Discuss the pros and cons of doing so, including the increased expenses of publicly reporting. We especially note that the private offering underlying the registered resale only raised $69,510 for the company, and you expect to spend over $33,050 on legal, accounting and filing fees over the next 12 months.

6. Please disclose whether you are registering these shares pursuant to a registration rights agreement or other arrangement with the selling stockholders.

7. Please revise your summary to clarify that you have not yet begun operations. For example, you state that you "recruit healthcare professionals on assignments," however, it appears that you have not yet begun any recruitment activities.

8. Revise your summary to discuss your management's lack of experience in owning and operating a medical staffing business.

Risk Factors, page 5

9. Please provide risk factor disclosure regarding the risks associated with operating a business in the US from Israel.

10. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is a reporting company with the Securities and Exchange Commission.

Significant legal actions could subject us to substantial uninsured liabilities…, page 5

11. Please clarify that you currently do not have any insurance coverage.

Description of Business, page 13

General, page 14

12. Please differentiate between those aspects of your business or product(s) that are operational and those aspects that are aspirational in nature. For example, to the extent that you are not yet providing certain of your services, you should address the current status of the service and time, costs, and steps involved before you will be in a position to provide such services.

13. We note your disclosure regarding your expenses over the next 12 months on page 16. Please provide additional detail regarding how your current funds will be used to execute your business plan over the next 12 months, including a specific discussion of your marketing and sales activities, particularly the costs for each activity. Please include a discussion of the assumptions underlying your budget given your lack of experience in this industry.

14. Please provide information regarding governmental regulations applicable to a medical staffing business and their potential impact on your operations.

Market Opportunity, page 14

15. Please provide us with support for the industry and market data disclosed in this section and tell us whether the cited reports are publicly available. We note, for example, the reference on page 14 to the survey conducted by AMN Healthcare.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16.

16. We note your disclosure that you "[e]xpect revenues to trickle in during the last two months of 2011." Please expand the discussion to indicate the basis for your belief that you will generate revenues this year. Clarify what level of revenues you expect and whether you expect your revenues will exceed your costs. Discuss the variables that will impact your revenues, such as number of customers, payment terms and your anticipated costs of services.

17. Please provide specific disclosure regarding the general and administrative services you received in 2010 for $9,496.

Conflicts of Interest, page 19

18. Please revise this disclosure to clarify that the company has two directors rather than one director.

Executive Compensation, page 20

19. We note that in Note 5 on page F-9 you disclose that the company paid its directors professional fees totaling $9,280 in 2010. Please provide disclosure regarding these fees.

Certain Relationships and Related Transactions, page 21

20. Please tell us whether Dr. Steinberg or Dr. Bar-Ilan have entered into consulting agreements with the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

Fax: Thomas Puzzo, Esq
        (206) 260-0111